FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003.

DOMTAR INC.

395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

          [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑

          [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosed are copies of the Notice of Meeting,
the Management Proxy Circular and Form of
proxy in connection with the Annual and
Special Meeting of the shareholders of Domtar
Inc. to be held on May 1, 2003.

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES
MANAGEMENT PROXY CIRCULAR
REMUNERATION OF DIRECTORS
EXECUTIVE COMPENSATION
Options/Rights Grants During the Most Recently Completed Financial Year
Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS
RESOLUTION REGARDING AMENDMENTS TO THE EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN
CONFIRMATION
SIGNATURE
Form 6-K

Domtar Inc. 395 de Maisonneuve Blvd. West Montréal QC H3A 1L6 Canada

March 27, 2003

TO HOLDERS OF COMMON SHARES

You are invited to the Annual and Special Meeting of holders of Common Shares of Domtar Inc. that will be held in the Grand Salon of the Mount Royal Centre, 1000 Sherbrooke Street West, Montréal, Québec, Canada, on Thursday, May 1, 2003 at 1:30 p.m.

The items of business to be considered at this meeting are listed in the Notice of Meeting and described more fully in the attached Proxy Circular.

Should you be unable to attend the meeting, it would be appreciated if you would complete, sign, and return the Proxy Form to our transfer agent, Computershare Trust Company of Canada, in the enclosed envelope at your earliest convenience.

Yours truly,

(signed)

Raymond Royer
President and Chief Executive Officer

Domtar Inc.

NOTICE OF THE ANNUAL AND SPECIAL MEETING
OF THE HOLDERS OF COMMON SHARES

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of the holders of Common Shares of Domtar Inc. (the “Corporation”) will be held in the Grand Salon of the Mount Royal Centre, 1000 Sherbrooke Street West, Montréal, Québec, Canada, on Thursday, May 1, 2003, at 1:30 p.m., local time, for the purposes of:

1.	receiving and considering the consolidated financial statements of the Corporation for the year ended December 31, 2002 and the auditors’ report thereon;

2.	electing Directors;

3.	appointing auditors for the ensuing year;

4.	approving the resolution amending the Executive Stock Option and Share Purchase Plan; and

5.	transacting such other business as may properly be brought before the meeting.

The directors have by resolution fixed the close of business on March 20, 2003 as the record date for the determination of the shareholders of the Corporation entitled to receive notice of the aforementioned meeting.

Given at Montréal, Québec, on this 27th day of March, 2003.

BY ORDER OF THE BOARD,

(signed)

GILLES PHARAND, FCIS Senior Vice-President - Corporate Affairs, General Counsel and Secretary

SHAREHOLDERS MAY EXERCISE THEIR RIGHTS BY ATTENDING THE MEETING OR BY COMPLETING A FORM OF PROXY. SHOULD YOU BE UNABLE TO ATTEND THE MEETING IN PERSON, KINDLY COMPLETE, DATE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE ENVELOPE PROVIDED AT YOUR EARLIEST CONVENIENCE. YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AS INDICATED ON THE PROXY.

Domtar Inc.

MANAGEMENT PROXY CIRCULAR

          Except as otherwise indicated, the information contained herein is given as of March 14, 2003, and all dollar amounts set forth herein are expressed in Canadian dollars.

SOLICITATION OF PROXIES

          This Management Proxy Circular is provided in connection with the solicitation by the management of Domtar Inc. (the “Corporation”) of proxies for use at the Annual and Special Meeting (the “Meeting”) of the holders of Common Shares (the “Common Shares”) of the Corporation to be held on May 1, 2003 at the time, place and for the purposes set forth in the foregoing Notice of Meeting and at any adjournment or adjournments thereof. The management of the Corporation does not propose to solicit proxies otherwise than by mail; however, it reserves the right to solicit proxies at nominal cost by telephone, Internet, telegram or by personal interview. Banks, brokerage houses and other custodians, nominees or fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorization for the execution of proxies. The Corporation shall, upon request, reimburse banks, brokerage houses and other custodians, nominees or fiduciaries for their reasonable expenses in forwarding proxy material to their principals. The cost of solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

          The persons named as proxies in the enclosed form of proxy are Directors and/or Officers of the Corporation. A shareholder has the right to appoint some other person who need not be a shareholder to represent him at the Meeting but, in the case of a corporation, such person must have been duly authorized in writing to act at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy. To be effective, proxies must be received by Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof, or be presented at the Meeting.

          A shareholder who executes and returns the accompanying form of proxy may revoke the same by instrument in writing executed by the shareholder, or by his attorney authorized in writing, and deposited either at the principal executive offices of the Corporation, to the attention of the Secretary of the Corporation, 395 de Maisonneuve Boulevard West, Montréal, Québec, Canada H3A 1L6, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof or in any other manner permitted by law.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

          The Corporation has only one class of voting securities, its Common Shares, of which 228,098,275 shares are issued and outstanding. Each holder of Common Shares is entitled to one vote at the Meeting or any adjournment thereof for each such Common Share registered in the holder’s name as at the close of business on March 20, 2003 (the “Record Date”). Only shareholders of record at the close of business on March 20, 2003, who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

          If Common Shares are not registered in a shareholder’s own name (“beneficial shareholder”) and are held in the name of a “nominee”, which is usually a trust company, securities broker or other financial institution, the nominee will be required to seek instructions as to how to vote the shares of the beneficial shareholder. For that reason, a beneficial shareholder will need to receive this Circular from the nominee, together with a voting instruction form. Each nominee has its own signing and return instructions which a beneficial shareholder should follow carefully. If a beneficial shareholder has voted and wants to change the voting instructions and vote in person, the beneficial shareholder must contact his nominee to discuss whether this is possible and what procedure to follow.

          Since the Corporation does not have access to the names of its beneficial shareholders, if a beneficial shareholder attends the meeting, the Corporation will have no record of his shareholding or of his entitlement to vote, unless the nominee has appointed the shareholder as proxyholder. Therefore, a beneficial shareholder who wishes to vote in person at the meeting, should insert his own name in the space provided on the voting instruction form sent to him by the nominee. By doing so, the nominee is instructed to appoint the beneficial shareholder as proxyholder. Then the beneficial shareholder must follow the signing and return instructions provided by his nominee. The beneficial shareholder should not otherwise complete the form, as he will be voting at the meeting.

          To the knowledge of the Directors and Officers of the Corporation, the only persons who own beneficially or exercise control or direction over more than 10% of the Common Shares are George Weston Limited which beneficially owns 35,675,718 Common Shares representing 15.64% of all voting shares, and Caisse de dépôt et placement du Québec (“Caisse”) which beneficially owns 33,881,955 Common Shares representing 14.85% of all voting shares.

VOTING OF SHARES REPRESENTED BY PROXY

          Common shares represented by proxies in the accompanying form of proxy will be voted in accordance with the instructions indicated thereon.

          If no instruction is specified, such shares will be voted in favour of the election as Directors of the persons named under the heading Election of Directors and in favour of the appointment as auditors of the firm named under the heading Appointment of Auditors. The form of proxy also confers discretionary voting authority on those persons designated therein with respect to amendments to the proposals identified in the Notice of Meeting and with respect to other business, which may properly be brought before the Meeting. If such amendments or other business is properly brought before the Meeting, the management nominees designated in such form of proxy will vote the Common Shares represented thereby at their discretion in respect of such amendments or other matters.

          The management of the Corporation knows of no such amendments or other business to be brought before the Meeting.

ELECTION OF DIRECTORS

          The Board of Directors shall consist of 12 members all of whom are required to be elected annually. Except where authority to vote on the election of Directors is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth on the following page. Each Director will be elected to hold office until the earlier of the next annual meeting of shareholders or such other meeting of shareholders called to elect Directors as provided in the Articles of the Corporation unless, prior thereto, a Director resigns or the office of such Director becomes vacant by death, removal or other cause. If prior to the Meeting, any of the said nominees shall be unable or, for any reason, shall become unwilling to serve as a Director, it is intended that the discretionary power granted by the form of proxy shall be used to vote for any other person or persons as Directors. The management of the Corporation is not aware that any of such nominees would be unwilling to serve if elected.

          The following table sets forth the name, principal occupation, and/or major positions and offices within the Corporation, and length of service as a Director of each of the persons proposed for election as Directors of the Corporation, as well as the number of Common Shares beneficially owned and the number of Deferred Share Units held by each of them.

		Served as
		Director of		Deferred
		the	Common Shares	Share
		Corporation	beneficially	Units
Name	Principal occupation	since	owned	(a)

Paul-Henri Couture (1) (3)	Vice-President of Capital d’Amérique CDPQ Inc. (investment company), a wholly owned subsidiary of Caisse de dépôt et placement du Québec	1994	—	—
Claude Fontaine (6)	Senior Partner, Ogilvy Renault (lawyers)	1995	14,443	11,560
Louis P. Gignac (2)	President and Chief Executive Officer of Cambior Inc. (mining)	1995	2,800	7,887
Jacques Girard (1) (3) (4) (6)	Chairman of the Board of the Corporation; President and Chief Executive Officer of Montreal International (promotional agency for economic development)	1996	5,000	20,425
Claude R. Lamoureux (1) (2) (4) (6)	President and Chief Executive Officer of the Ontario Teachers’ Pension Plan Board (pension fund management)	1992	7,800	17,030
Jacques Laurent (2) (4) (5)	Chairman of the Board of Hydro-Québec (electricity)	1996	4,800	14,141
André L’Ecuyer (1) (3) (5)	President and Chief Operating Officer of SGF Rexfor Inc., a wholly owned subsidiary of Société générale de financement du Québec (economic development)	2001	—	—
Brian M. Levitt (2) (3)	Co-Chair and Partner Osler, Hoskin & Harcourt (lawyers)	1997	5,800	12,053
Louiselle Paquin (2)	Senior Vice President, Finance of SITQ Immobilier, a group of subsidiaries of Caisse de dépôt et placement du Québec	1997	1,000	—
Louise Roy (5)	Corporate Director	1997	800	11,425
Raymond Royer (1) (5) (6)	President and Chief Executive Officer of the Corporation	1996	386,690	—	(b)
Edward J. Waters (4) (6)	Chairman, President and Chief Executive Officer of Cape & Islands Investment Company Ltd. (investment banking)	1982	800	11,800

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Human Resources Committee

(4)	Member of the Nominating and Corporate Governance Committee

(5)	Member of the Environment and Health and Safety Committee

(6)	Member of the Pension Committee

(a)	See Remuneration of Directors on page 4 for a description of the Deferred Share Units Plan for Outside Directors.

(b)	Mr. Royer is a participant in the Executive Deferred Share Unit Plan - see Summary Compensation Table on page 5, Deferred Share Units on page 13, and CEO Compensation on page 13.

REMUNERATION OF DIRECTORS

          Only Directors who are not full-time employees of the Corporation receive compensation for acting as members of the Board of Directors and as members of any committee of the Board. Directors are paid an annual fee of $15,000 plus $1,200 for each Board meeting attended, and an annual fee of $4,000 as members of any committee of the Board (plus $6,000 each in the case of the chairman of the Audit Committee and the chairman of the Human Resources Committee, and $1,000 in the case of the chairman of any other committee), plus $1,200 for each committee meeting attended. The amount of fees paid by the Corporation to its Directors in respect of the 36 meetings of the Board and committees of the Board held during 2002 was $594,192.

          Effective January 1, 1999, the Corporation adopted the Deferred Share Units Plan for Outside Directors. Every year, the Board of Directors determines the number of deferred share units (“DSU”) to be received by an outside director. A DSU is a unit equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Corporation to an account in the name of the outside director and payable only at the end of his mandate on the Board of Directors. When normal cash dividends are paid on Common Shares, equivalent amounts in the form of additional DSUs are credited to the individual director’s account. A director may elect to receive his annual retainer and attendance fees in DSUs. When the director’s mandate on the Board ends, the DSUs are paid in cash or by way of Common Shares purchased on the market, based on the market value of the Common Shares at that time, less applicable deductions. DSUs represent the variable component (at risk) of the directors’ compensation. For 2002, the number of DSUs was established at 300 per quarter per director (875 in the case of the Chairman of the Board). Each DSU granted respectively on March 31, June 30, September 30 and December 31, 2002 had a value equal to the market price of one common share of the Corporation on such dates, i.e., $17.40, $17.75, $13.81 and $15.70 respectively.

          Under the terms of the Plan, a Participant shall receive, not later than the 31st of January following the end of the year during which the Participant’s Termination Date occurred, a lump sum payment in cash equal to the number of DSUs recorded in the Participant’s account on the Termination Date multiplied by the Termination Value of the Common Shares or, if the Participant so elects, a number of Common Shares to be purchased on the open market equal to the number of DSUs then recorded in the Participant’s account, less in either case any applicable withholding tax. Accordingly, Messrs. Harry E. Gould, Pierre Lamy and John D. Thompson, who ceased to be directors of the Corporation on May 1, 2002, received a payment of $103,954.83, $124,638.15 and $127,375.88 after having served on the Board 7, 11 and 10 years, respectively.

          On December 13, 2001, the Board of Directors adopted a policy stating that the directors will hold a personal investment in shares and DSUs of the Corporation, of at least six (6) times the amount of their annual base compensation over a period of three (3) years. This policy does not apply to directors who, by reason of policies of their own employers, may not benefit personally from the director compensation paid by the Corporation.

          The Corporation entered into an agreement with Mr. Jacques Girard, effective August 5, 1996, to retain his services as Chairman of the Board for an indefinite term, which agreement can be terminated by either party upon prior notice or payment-in-lieu thereof. Mr. Girard is not eligible to participate in the Corporation’s pension and bonus plans. He will be entitled to receive, upon termination of his services, (i) an amount equal to one-half of his base annual amount plus, for each year of service, one-twelfth of the base annual amount up to a maximum of one time his base annual amount, (ii) a lump sum pension allowance of 2% per year of service calculated on the basis of the base annual amount above mentioned, and (iii) should his services be terminated as a result of a merger of the Corporation or an unsolicited offer for the common shares of the Corporation, an amount equal to one-half of his base annual amount in addition to the amount referred to under (i) above. In December 2002, the Board of Directors approved an increase to 3% from 2% in Mr. Girard’s pension allowance, retroactively to August 5, 1996.

          Mr. Girard currently receives for his services a base annual amount of $100,000 as well as the director’s fees, the attendance fees and the DSUs referred to above. He is also entitled to a per diem fee of $1,000 for each day spent in excess of two days per week attending to the Corporation’s business; no amount was paid to Mr. Girard in this respect during 2002.

EXECUTIVE COMPENSATION

Summary Compensation Table

          The Summary Compensation Table shows certain compensation information for each of the executive officers named (collectively, the “Named Executive Officers”) for services rendered in all capacities during the financial years ended December 31, 2002, 2001 and 2000.

					Long-Term
					Compensation

					Awards

		Annual Compensation (1)			Securities	Deferred
					Under	Share
		Salary	Bonus		Options/SARs	Units (#)
Name and Principal Position	Year	($)	($) (2)		Granted (#)	(3)

Raymond Royer	2002	860,000	344,000		99,900	7,119
President and	2001	750,000	288,750		399,900	15,590
Chief Executive Officer	2000	666,666	650,000		80,000	10,140
Roger H. Brear	2002	US 276,231	US 88,394		46,700	2,012
Senior Vice-President -	2001	US 100,000 (4)	US 30,800		140,000	—
U.S. Pulp and Paper Manufacturing Group	2000	—	—		—	—
George Kobrynsky	2002	393,333	125,867		33,300	1,809
Senior Vice-President - Pulp and Paper Sales,	2001	358,000	160,264	(5)	158,300	4,490
Marketing and Customer Relations Group	2000	336,000	262,080		26,700	3,150
Roland Gagnon	2002	356,667	114,133		33,300	1,708
Senior Vice-President - Canadian Pulp and	2001	335,583	103,359		158,300	3,830
Paper Manufacturing Group	2000	287,000	223,860		26,700	2,690
C. Lance Skerratt	2002	318,333	101,867		33,300	1,558
Senior Vice-President -	2001	309,167	95,224		108,300	4,010
Paper Merchants Group	2000	300,000	269,213	(6)	26,700	2,810

(1)	Perquisites and personal benefits did not exceed the lesser of $50,000 and 10% of the annual salary and bonus for any of the Named Executive Officers, except for Mr. Skerratt who received in 2001 a payment of $251,000 for vacation banked and not taken.

(2)	Bonuses are generally paid in cash in the year following the financial year in which they were earned.

(3)	See Long-Term Incentive Compensation on page 13 for a description of the Executive Deferred Share Units Plan. Each DSU granted had a value equal to the average price of a common share of the Corporation during the preceding fiscal year, i.e., $14.03.

(4)	Mr. Brear joined the Corporation in August 2001.

(5)	Includes a special bonus of $50,000 in connection with the acquisition of four pulp and paper mills in the United States in August 2001.

(6)	Includes an amount of $35,213 representing the final payment under the E.B. Eddy bonus plan for 1998. This plan was terminated December 31, 1998.

Employment Agreements

          Since September 3, 1996, the Corporation has retained the services of Mr. Royer as President and Chief Executive Officer for an indefinite term. Upon termination at any time of Mr. Royer’s employment for reasons other than cause, resignation, death, long-term disability, his 65th birthday, or upon a substantial change in his responsibilities or compensation, he will be entitled to receive an amount equal to two times the sum of his annual base salary and target annual bonus plus one month of his base salary and one-twelfth of his target annual bonus for each year of service with the Corporation, up to a maximum of two-and-a-half times the sum of his annual base salary and target annual bonus. In December 2002, the Board of Directors approved an extension of Mr. Royer’s employment agreement until the end of 2006, i.e. beyond his 65th birthday.

          In September 1997, E.B. Eddy Limited, which became a subsidiary of the Corporation on July 31, 1998 and was dissolved on May 18, 2001, entered into an employment agreement with Mr. Skerratt guaranteeing the payment of two times his annual base salary upon termination of his employment for reasons other than cause, reaching age 65, mutual agreement, resignation, death, total disability, or upon a substantial change in his conditions of employment.

          The Corporation has a policy pursuant to which the executive officers of the Corporation (see below under Report on Executive Compensation) will be compensated in the event of termination of their employment for reasons other than cause, resignation, death, or uninterrupted continuous employment with a successor corporation. Pursuant to this policy, each of Messrs. Brear, Kobrynsky and Gagnon would be entitled to receive an amount equal to two times the amount of their annual base salary.

Executive Stock Option and Share Purchase Plan

          The Executive Stock Option and Share Purchase Plan (the “Stock Plan”) is designed to motivate participants and to help encourage the retention of high-performance executives over the long term and to encourage executive stock ownership thereby enhancing a mutuality of interest with other shareholders. The Stock Plan is administered by the Human Resources Committee (the “H.R. Committee”) of the Board of Directors which, subject to the terms of the Stock Plan, has the sole authority to interpret the Stock Plan and to prescribe such rules and regulations as it deems necessary. The Stock Plan provides for the granting of stock options (“Options”), share appreciation rights (“SARs”), rights to purchase Common Shares (“Rights”) to selected executives of the Corporation and its subsidiaries (“Participants”). The Stock Plan authorizes the issuance of up to 11,300,000 Common Shares (subject to adjustment in the event of any stock dividend, subdivision, reclassification or other similar event). No SARs have been granted since 1991, and the H.R. Committee has decided not to grant any SARs for the time being.

          Options

          The eligible executives to whom Options under the Stock Plan may be awarded, and the number of Common Shares subject to such Options, are determined by the H.R. Committee.

          One-fourth of the Options granted may be exercised at the end of each 12-month period after the date of the grant unless otherwise determined by the H.R. Committee. Options expire 10 years after the grant date except in special circumstances. Options are not transferable and may be exercised only for as long as the Participant remains an eligible executive or employee, subject to certain exceptions such as death or retirement. Participants must pay for the Common Shares in full on the date of exercise of any Option. No financial assistance is available to Participants on the exercise of Options.

          Rights

          The eligible executives to whom Rights under the Stock Plan may be awarded, and the number of Common Shares to be subject to such Rights, and all other terms and conditions attaching thereto are determined by the H.R. Committee.

          Notice of a grant is given to the Participant who immediately and for a period of 30 days thereafter is entitled to accept such grant (or a portion thereof) at the Specified Price. At the time of exercise of a Right, the Participant must pay in full the Specified Price multiplied by the number of Common Shares for which the Right is being exercised (“Subscription Price”). The Corporation makes available through the trustee under the Stock Plan (“Trustee”) to each Participant other than an Executive Officer (see definition of Executive Officer under Report on Executive Compensation), a loan for the purpose of paying the Subscription Price. Such loan bears interest at a rate determined from time to time by the H.R. Committee, and may be in an amount within the limits established and subject to such other terms and conditions as may be determined by the H.R. Committee. All loans must be paid in full no later than the tenth anniversary of making the grant or sooner if the Common Shares are sold. The Participant must pledge to the Trustee the Common Shares purchased with the proceeds of the loan as security for its repayment. Any discount given upon the grant of a Right for the purchase of Common Shares must be repaid by the Participant if the shares are sold within a period of 12 months after the date of the grant.

          In addition, a Participant who exercises a Right will receive from the Corporation on the third anniversary of the date of exercise of such Right, or such other date as the H.R. Committee may determine, provided that the Participant still qualifies as an eligible executive on such date, one Common Share (“Bonus Share”) for every four Common Shares purchased by the Participant on the exercise of such Right and still beneficially owned by the Participant on the third anniversary of the date of exercise of such Right or such other date as determined by the H.R. Committee. Bonus Shares issued under the Stock Plan shall be considered fully paid in consideration of past service that is not less in value than the fair equivalent that the Corporation would have received if the Bonus Shares had been issued for money.

          The Participant who is an Executive Officer does not have access to financial assistance as indicated above. Upon receipt of the notice of a grant, he may choose to purchase the shares and pay the Subscription Price in full, or to enter into a non-transferable purchase contract with the Corporation under which the participant will irrevocably commit to purchase the number of Common Shares of the grant at the Subscription Price not later than ten years after the date such contract is entered into.

          The table below shows information regarding grants of Options and Rights made to the Named Executive Officers under the Stock Plan during the financial year ended December 31, 2002.

Options/Rights Grants During the Most Recently Completed Financial Year

					Market Value
	Securities				of Securities
	Under		% of Total		Underlying
	Options (1)/		Options/Rights	Exercise	Options/Rights
	Rights (2)		Granted to	or	on the
	Granted		Employees in	Base Price	Date of Grant	Expiration
Name	(#)		Financial Year	($/Security)	($/Security)	Date

Raymond Royer	75,000	(1)	6.2%	16.52	16.52	Feb. 4, 2012
	24,900	(2)	6.4%	14.87	16.52	March 7, 2002
Roger H. Brear	35,000	(1)	2.9%	16.52	16.52	Feb. 4, 2012
	11,700	(2)	3.0%	14.87	16.52	March 7, 2002
George Kobrynsky	25,000	(1)	2.0%	16.52	16.52	Feb. 4, 2012
	8,300	(2)	2.1%	14.87	16.52	March 7, 2002
Roland Gagnon	25,000	(1)	2.0%	16.52	16.52	Feb. 4, 2012
	8,300	(2)	2.1%	14.87	16.52	March 7, 2002
C. Lance Skerratt	25,000	(1)	2.0%	16.52	16.52	Feb. 4, 2012
	8,300	(2)	2.1%	14.87	16.52	March 7, 2002

          The following table summarizes for each of the Named Executive Officers the number of Options (which for purposes hereof include Rights) exercised during the financial year ended December 31, 2002, the aggregate value realized upon exercise, and the total number of unexercised Options held at December 31, 2002. Options covering 614,827 Common Shares were exercised during 2002. Value realized upon exercise is the difference between the fair market value of the underlying stock on the exercise date and the exercise or base price of the Options. Value of unexercised-in-the-money Options at financial year-end is the difference between its exercise or base price and the fair market value of the underlying stock which was $15.70 per share on December 31, 2002. These values, unlike the amounts set forth in the column Aggregate Value Realized, have not been, and may not be, realized. The underlying Options have not been and may not be exercised; and actual gains, if any, on exercise will depend on the value of the Corporation’s Common Shares on the date of exercise. There can be no assurance that these values will be realized.

Aggregated Option/SAR Exercises During the Most Recently
Completed Financial Year and Financial Year-End Option/SAR Values

Value of Unexercised
			Unexercised	in-the-Money
	Securities		Options and SARs	Options and SARs
	Acquired	Aggregate	at FY-End	at FY-End
	On	Value	(#)	($)
	Exercise	Realized	Exercisable/	Exercisable/
Name	(#) (1)	($)	Unexercisable	Unexercisable

Raymond Royer (2)	24,900	41,085	436,281 / 477,500	1,931,084 / 1,035,656
			(nil / nil) (3)	(nil / nil) (3)
Roger H. Brear	11,700	19,305	10,000 / 165,000	13,000 / 283,000
			(nil / nil) (3)	(nil / nil) (3)
George Kobrynsky (2)	53,484	434,044	77,936 / 184,750	330,231 / 409,850
			(nil / nil) (3)	(nil / nil) (3)
Roland Gagnon (2)	8,300	13,695	46,424 / 184,750	195,420 / 409,850
			(nil / nil) (3)	(nil / nil) (3)
C. Lance Skerratt (2)	43,300	331,820	24,250 / 134,750	72,300 / 287,850
			(nil / nil) (3)	(nil / nil) (3)

(1)	Securities acquired during 2002 upon the exercise of Rights under the share purchase feature of the Stock Plan.

(2)	Messrs. Royer, Kobrynsky, Gagnon and Skerratt received respectively 6,500, 2,150, 2,150 and 2,150 bonus shares on March 11, March 22, March 15 and March 18, 2002 respectively, pursuant to the Stock Plan. The bonus shares issued on such dates had a market value of $18.05, $17.75, $18.50 and $18.25 respectively.

(3)	The amounts shown in parentheses represent SARs granted under the Stock Plan. No SARs have been granted since 1991. See Executive Stock Option and Share Purchase Plan.

Retirement Benefits

          To encourage the Named Executive Officers and the other executive officers to remain in the Corporation’s service, the Corporation provides certain benefits through basic pension and supplemental pension benefit plans in the event of retirement.

a)	Basic Pension Benefits

          The table below shows the estimated annual benefits payable to participants under the Domtar Pension Plan for Non-Negotiated Employees (the “Domtar Pension Plan”) or the pension plan for non-negotiated employees of E.B. Eddy (the “Eddy Pension Plan”, and together with the Domtar Pension Plan, the “Pension Plans”) upon normal retirement.

	Years of Service (1)
Remuneration
($)	15	20	25	30	35

100,000	25,830	34,440	43,050	51,660	60,270
200,000	25,830	34,440	43,050	51,660	60,270
300,000	25,830	34,440	43,050	51,660	60,270
400,000	25,830	34,440	43,050	51,660	60,270
500,000	25,830	34,440	43,050	51,660	60,270
600,000	25,830	34,440	43,050	51,660	60,270
700,000	25,830	34,440	43,050	51,660	60,270
800,000	25,830	34,440	43,050	51,660	60,270

(1)	The maximum annual pension allowed is $1,722 for each year of service.

          The Domtar Pension Plan is registered with the Canadian federal and provincial authorities. It has two options: a defined benefit option and a defined contribution option.

          In December 1997, all non-negotiated employees of Domtar were offered to join the defined benefit option if they did not participate in the Domtar Pension Plan at that time or to join the defined contribution option on January 1, 1998. Since January 1, 1998, the defined benefit option is closed, and non-negotiated employees can only join the defined contribution option. Moreover, as of January 1, 2000, the Domtar Pension Plan and the Eddy Pension Plans have been amalgamated.

          Participation in the Domtar Pension Plan is optional for the non-negotiated employees hired prior to January 1, 1998, and they may join the defined contribution option every year on January 1st. For the non-negotiated employees hired after January 1, 1998, participation is mandatory no later than the first day of January coinciding with completion of two years of service with the Corporation except that if they wish to join the Domtar Pension Plan sooner, they can do so on January 1st following their date of employment or on the first day of any month following completion of six full calendar months of continuous service with the Corporation, whichever is earlier.

          Under the defined benefit option, the Domtar Pension Plan is funded by the Corporation and by the contributions of the employees. It provides for normal retirement benefits beginning at age 65, while permitting early retirement with reduced benefits. Since January 1, 2000, the annual benefits payable are equal to 1.5% (1.3% for the contributing years before January 1, 2000) of the average of the Yearly Maximum Pensionable Earnings (“YMPE”) during the five years preceding the employee’s termination of employment, plus 2% of the employee’s best average earnings during any consecutive 60-month period prior to the termination of his employment divided by five (the “best average earnings”), in excess of the average of the YMPE referred to above, multiplied by his years of contributory service. Employees with at least 15 years of continuous employment and retiring after attainment of age 55 but prior to normal retirement age will also be eligible for a bridging supplement based upon the employee’s number of years of continuous service with the Corporation. Benefits are computed (as in the foregoing table) on a life annuity five-year guaranteed basis and are not subject to offset by social security or other retirement-type benefits.

          Under the defined contribution option, the Domtar Pension Plan is funded by the Corporation and by the employees’ contributions. Since September 1, 2000, the level of contributions varies from 1.5% to 6.5% of the pensionable earnings depending upon the employee’s age and years of continuous service. The Corporation matches the employees’ contributions at 100%.

          The years of service determined under the provisions of the Pension Plans as of December 31, 2002 for Messrs. Royer, Brear, Kobrynsky, Gagnon and Skerratt were 6 years and 4 months, 1 year and 4 months, 27 years and 9 months, 5 years and 8 months and 29 years and 1 month, respectively. For purposes of determining the benefit amount under the Pension Plans, base salary and bonuses are used (see Summary Compensation Table).

b)	Supplemental Pension Benefits

          The Corporation also has a supplemental pension benefit program for senior management employees in Canada with benefits payable out of the general funds of the Corporation. Subject to a retirement agreement in the case of Mr. Royer and one other executive officer, the normal retirement benefits payable annually on a five-year guarantee basis to certain executives of the Corporation, including the Named Executive Officers, are equal to 2% of the best average earnings for each year of contributory service up to ten years plus, if the number of years of contributory service exceeds ten, 10% and, for each year of contributory service in excess of 10 years, 2½% of the best average earnings, with a maximum of 60%, less any amounts payable under the Domtar Pension Plan.

          The supplemental pension benefit program is not funded except for the members of the Management Committee under certain circumstances, i.e., in the event of a change of control in which case there will be immediate funding, and in the event that they continue to occupy their position until normal retirement age (currently age 65) in which case funding will be made over a period of five years starting with their 60th birthday.

          The Corporation has entered into a retirement agreement with Mr. Royer providing for supplemental pension benefits. Under the terms of his agreement, Mr. Royer is entitled to supplemental pension benefits which, together with those provided by the Domtar Pension Plan, will provide him with an annual pension calculated as provided in the supplemental pension benefit program mentioned above except that each year of service will count for two years of credited service. The annual estimated amount (assuming current base salary plus target bonus as best average earnings) payable at normal retirement to Mr. Royer under the terms of his agreement would be $533,610; this amount is inclusive of the Domtar Pension Plan amount.

          E.B. Eddy had a supplemental pension benefit program for designated executives in Canada with benefits payable out of the general funds of the Corporation. The normal retirement benefits payable annually are equal to 2% of the final average annual salary (maximum $200,000) multiplied by the years of executive service (maximum 25 years). This supplemental pension is reduced by the bridging supplement and by a certain amount of the pension earned during those executive years and payable under the Eddy Pension Plan. This amount depends on whether the employee was contributing or not. The final average salary means the average of the rate of annual base salary in effect in the three years prior to retirement (maximum $200,000). The executive service means service from the date of executive appointment under this plan. Benefits are computed on a life annuity 15-year guaranteed basis for a member who does not have a spouse at retirement, or on a joint and survivor 66 2/3% basis with a minimum life annuity five-year guaranteed basis for a member who has a spouse at retirement. On October 1, 1998, the designated executives, including Mr. Skerratt, have been transferred to the Domtar supplemental pension benefit program mentioned in the first paragraph of this section b).

          The annual estimated amounts payable at normal retirement under the supplemental pension benefit program (assuming current base salary plus target bonus as best average earnings) would be $399,543 for Mr. Kobrynsky, $136,920 for Mr. Gagnon, and $224,924 for Mr. Skerratt inclusive of other pension arrangements with a prior employer. These amounts are inclusive of the amount payable under the Pension Plans.

          Mr. Brear also has a supplemental pension benefit agreement. Benefits under this agreement are payable out of the general funds of the Corporation. Normal annual pension benefits correspond to 50% of his average annual earnings during the 48 months prior to his retirement, less any benefit payable under the Corporation’s pension plan and any benefit attributable to the Corporation’s contributions under the 401(k) plan. Benefits will also be reduced by the amount of any benefit payable pursuant to pension arrangements with his prior employer. Benefits are computed on a life annuity 10-year guaranteed basis if he does not have a spouse at retirement or on a joint and survivor 50% basis if he has a spouse at retirement. The annual estimated amount payable to Mr. Brear at normal retirement under the terms of his agreement (assuming current base salary plus target bonus as average earnings) would be US $196,000 inclusive of benefits payable under the other plans of the Corporation and his prior employer.

REPORT ON EXECUTIVE COMPENSATION

          The Corporation’s executive compensation program is administered by the H.R. Committee of the Board of Directors of the Corporation. As part of its mandate, the H.R. Committee recommends the Corporation’s compensation policy to the Board for approval and administers the hiring, termination, promotion, and compensation of the members of the Management Committee of the Corporation, composed of the President and Chief Executive Officer (“CEO”) and the officers of the Corporation who report directly to him and who, together, constitute the executive officers of the Corporation (“Executive Officers”). For the position of CEO, the H.R. Committee makes hiring and compensation recommendations which are submitted for approval by the Board. The H.R. Committee approves the hiring and the compensation levels for all other members of the Management Committee and reports on its decisions to the Board.

          The H.R. Committee also evaluates the performance of the Corporation’s CEO, and it reviews the performance of his direct reports as well as the Corporation’s human resources policies and organization, including the design and competitiveness of the Corporation’s compensation plans.

Executive Compensation Program

          The Corporation’s executive compensation program is based on a philosophy that links pay with company performance and increased shareholder value with each executive officer’s responsibilities and performance over time. The executive compensation program is designed to attract, retain and motivate the broad-based management talent needed to achieve the Corporation’s strategic objectives and to reward employees on the basis of individual and corporate performance, both in the short and the long term.

          Independent compensation and benefits consultants are retained periodically by both the H.R. Committee and the management of the Corporation to assess the design and competitiveness of the executive compensation program, and the Corporation participates in and subscribes to various surveys on executive compensation and independently collects competitive information about other corporations within the industry and about North American manufacturing corporations of similar size.

          Compensation for each of the Named Executive Officers, as well as for all executive officers, consists of four components: a base salary, a cash-based annual incentive component, a long-term incentive component, and employee benefits. As an executive officer’s level of responsibility increases, a greater percentage of total compensation (as opposed to base salary and standard employee benefits) is based on performance, and the mix of total compensation shifts towards variable compensation, i.e., annual incentive based on a profit-sharing plan (“Profit-Sharing Plan”) (see below under Annual Incentive Compensation) and a long-term incentive program in the form of stock options and share purchase rights, and deferred share units (see Long-Term Incentive Compensation), thereby increasing the common interest between executive officers and shareholders.

     The Corporation’s compensation policy is to pay total cash compensation above the median of its comparison group of companies for exceptional results and at the median for satisfactory results. Its compensation practices result in competitive compensation that largely follows Canadian practices; however, when appropriate, factors related to the North American markets are considered and applied.

     The H.R. Committee believes that these components collectively provide a fair and competitive compensation structure and an appropriate relationship between executive compensation level, the Corporation’s financial and strategic management performance, and shareholder value.

Base salary

     Base salaries are set at levels which are competitive with the base salaries paid by leading Canadian corporations of a comparable size doing business in Canada or on international markets. A salary range is established for each salaried position in the Corporation. An executive officer’s base salary movement is determined by reviewing his sustained performance and his increased job experience over time, and, correspondingly, positioning his salary within the salary range for his position. Base salary accounts for approximately 35% of total executive compensation.

Annual Incentive Compensation

     Annual incentive compensation is directly linked to corporate performance and is part of the Corporation’s short-term incentive program.

     Every year, the H.R. Committee approves the corporate performance objectives and sets the criteria under the Profit-Sharing Plan for annual incentive compensation or pay at risk. This Profit-Sharing Plan applies to all the Corporation’s non-unionized employees, including members of the Management Committee. Unionized employees may participate in the Plan following negotiation with the Corporation.

     The Profit-Sharing Plan is designed to reinforce behaviour and decision-making that take into consideration the interest of the Corporation as a whole, encourage team spirit and link employee performance with the Corporation’s annual financial results.

     The Plan ties incentive awards to the Corporation’s net earnings (after income taxes, interest, foreign exchange hedging, and accounting provisions). The total amount of profits that can be shared pursuant to the Plan may go up to 15% of the Corporation’s net earnings if certain objectives approved by the H.R. Committee are met. The amount of the incentive award, expressed as a percentage of salary, varies between 5% and 50% of earned salary for non-unionized employees, depending on the position level. Under the Plan, the target bonus for the CEO is 50% of his annual base salary, and the target bonus for the other members of the Management Committee varies between 35% and 40% of their base salaries. Annual incentive compensation accounts for approximately 15% of total executive compensation.

Long-Term Incentive Compensation

     The H.R. Committee considers grants of stock options (including performance options), share purchase rights and deferred share units when reviewing executive compensation annually. The long-term incentive component accounts for approximately 35% of total executive compensation.

A.	Stock Option and Share Purchase Rights

Share ownership opportunities are provided to align the interests of key managers, including the members of the Management Committee, with the longer-term interests of shareholders.

Individual grants of stock options and share purchase rights are granted upon the recommendation of the CEO to candidates identified in succession plans for key management and specialist positions in operating divisions and corporate departments, to high-potential employees to ensure their development and retention, and to qualified candidates when it is necessary, according to market conditions, to attract and retain them in key positions. The amount of the payment will depend on the individual’s commitment to the long-term goals of the Corporation and maximization of shareholder value in future years.

B.	Deferred Share Units

Deferred share units (“DSUs”) may be provided to members of the Management Committee, to vice-presidents of levels 1 and 2 reporting to Management Committee members, and to key employees upon the recommendation of the CEO. Since the inception of the program in 2000, DSUs have been provided to the members of the Management Committee.

The amount of the grant is determined based on the Corporation’s return on equity during a financial year calculated as the total of: i) the return of a risk-free investment (i.e., the annual average yield on long-term Government of Canada bonds), and ii) a risk premium which corresponds to the historical difference between the yield on long-term Government of Canada bonds and the S&P/TSX index return.

Once this return on equity is achieved, the participant becomes entitled to a target grant which will vary depending on the participant’s position, namely, 25% of base salary for the CEO, 15% for the other members of the Management Committee.

The value of the DSUs is based on a price equal to the average closing price of the Corporation’s Common Shares during the previous financial year. DSUs are paid only upon the retirement, death or permanent disability of participants. The value of the payment is determined at that time according to market value of the Corporation’s Common Shares during a 12-month period preceding the event, and payment is made within a period of time determined in accordance with the applicable tax rules.

No DSU becomes vested until the retirement, death or permanent disability of participants or before termination of employment of an Executive Officer provided he was a member of the Management Committee during a continuous period of at least seven (7) years, except with the approval of the H.R. Committee.

Other Compensation Components

     Each of the Corporation’s executive officers is entitled to receive additional compensation in the form of payments, allocations, or accruals under various compensation and benefit plans, such as improved medical, life insurance and retirement benefits. The H.R. Committee believes that each of these plans or programs is an integral part of the overall executive compensation program and that, based on advice from the Corporation’s consultants, they ensure that the executive officers of the Corporation receive competitive compensation. These components account for approximately 15% of total executive compensation.

CEO Compensation

     The Board of Directors approved a salary increase to bring Mr. Royer’s base salary to $880,000 from $850,000, effective September 1, 2002. Base salary accounts for approximately 27% of total CEO compensation.

     In February 2003, the Board of Directors approved an incentive award of $344,000 for Mr. Royer in respect of 2002, which represented 40% of his 2002 earned base salary. The incentive award was calculated in accordance with the provisions of the Profit-Sharing Plan (see Annual Incentive Compensation above). Annual incentive compensation accounts for approximately 13% of total CEO compensation.

     Pursuant to the Stock Plan, in February 2002, Mr. Royer was granted an Option to purchase 75,000 Common Shares of the Corporation at the market price of $16.52 per share. The Option was granted with regular vesting rights of 25% per year, and will expire on the tenth anniversary date of the grant. Mr. Royer also purchased 24,900 Common Shares upon the exercise of a Right granted to him concurrently under the share purchase feature of the Stock Plan at a price of $14.87 per share, representing a 10% discount from the market price on the date of the grant. Pursuant to the Executive Deferred Share Units Plan, Mr. Royer was granted 7,119 DSUs in February 2002. Long-term incentive compensation accounts for approximately 40% of total CEO compensation.

     The other compensation components, such as improved medical, life-insurance and retirement benefits, account for approximately 20% of total CEO compensation.

     In setting the CEO’s compensation, the H.R. Committee reviewed a survey of companies within a comparative group provided by independent consultants with a view to offering a base salary that is competitive with the base salaries paid by companies of comparable size in the industries in which the Corporation competes. His increase in base salary was granted in recognition of the leadership demonstrated by Mr. Royer relative to the Corporation’s financial performance, strategic growth and, generally, the Corporation’s ability to differentiate itself from its competitors. This increase in his base salary, together with his incentive compensation and pension arrangements, brings his total compensation package slightly above the median of companies within the comparative group, which is in line with the Corporation’s compensation policy (see under Executive Compensation Program).

     Submitted on behalf of the H.R. Committee: Jacques Girard, Chairman; André L’Ecuyer, Gilles Blondeau, Paul-Henri Couture, and Brian M. Levitt.

     The above-named individuals served as members of the H.R. Committee during all of the last completed financial year ended December 31, 2002.

PERFORMANCE GRAPH

     The following Performance Graph shows the yearly percentage change in the cumulative total shareholder return on the Corporation’s Common Shares compared with the cumulative total return of the S&P/TSX Composite, the TSX Paper and Forest Products and the S&P/TSX Canadian Materials Indices.

     The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculations exclude trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percent, can be calculated from the year-end investment values shown in the graph below.

FIVE-YEAR CUMULATIVE TOTAL RETURNS

Value of $100 invested on December 31, 1997

		Year-end
		1997	1998		1999		2000		2001		2002

DTC	Circle	100	90	(-9.7%)	176	(95.1%)	141	(-20.0%)	168	(19.3%)	166	(-1.1%)
TSX Composite	Square	100	98	(-1.6%)	130	(31.7%)	139	(7.4%)	122	(-12.6%)	107	(-12.4%)
TSX P&FP	Triangle	100	90	(-10.3%)	90	(0.0%)	126	(41.0%)	133	(5.0%)	137	(3.1%)
TSX Materials	Diamond	100	87	(-12.9%)	100	(14.3%)	92	(-7.2%)	102	(10.7%)	109	(6.8%)

INDEBTEDNESS UNDER SECURITIES PURCHASE PROGRAMS

     The aggregate indebtedness to the Corporation and its subsidiaries as at December 31, 2002 of all present and former directors, officers and employees entered into in connection with purchases of securities of the Corporation, excluding routine indebtedness (as defined under applicable Canadian securities laws), was $10,756,029. The following table gives the details of the loans granted to the persons who, during the year ended December 31, 2002, were Directors, Executive Officers or Senior Officers of the Corporation.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS
AND SENIOR OFFICERS UNDER SECURITIES PURCHASE PROGRAMS

			Amount	Financially Assisted
		Largest Amount	Outstanding	Securities
		Outstanding	as at	Purchases
	Involvement	During Year Ended	December 31,	During Year Ended	Security for
	of Issuer or	December 31, 2002	2002	December 31, 2002	Indebtedness
Name and Principal Position	Subsidiary	($)	($)	(#) (1)	(#) (2)

Claude Belley
Senior Vice-President - Human Resources and Organizational Development	Lender	341,584	341,584	13,300	26,351
Roger H. Brear
Senior Vice-President - U.S. Pulp and Paper Manufacturing Group	Lender	173,979	173,979	11,700	11,700
Christian Dubé
Senior Vice-President and Chief Financial Officer	Lender	496,588	496,588	8,300	43,552
Roland Gagnon
Senior Vice-President - Canadian Pulp and Paper Manufacturing Group	Lender	429,323	429,323	8,300	36,395
George Kobrynsky
Senior Vice-President - Pulp and Paper Sales, Marketing and Customer Relations	Lender	386,626	386,036	8,300	31,900
Gilles Pharand
Senior Vice-President - Corporate Affairs, General Counsel and Secretary	Lender	313,229	0	0	0
Raymond Royer
President and Chief Executive Officer	Lender	370,263	0	24,900	0
C. Lance Skerratt
Senior Vice-President - Paper Merchants Group	Lender	386,036	386,036	8,300	31,900

(1)	Securities purchased as a result of the exercise of Rights granted under the share purchase feature of the Stock Plan. The interest rate on the loans is equal to the amount of cash dividend paid on the shares acquired with such loan, and loans must be paid in full no later than the tenth anniversary of making the grant or sooner if the shares are sold.

(2)	Common Shares of the Corporation pledged as security.

AMENDMENTS TO THE EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN

     Established in 1988 with shareholders’ approval, the Stock Plan constitutes the centerpiece of the Corporation’s long-term incentive compensation component and constitutes an essential tool in the Corporation’s reference markets to attract and retain key managerial talent.

     Under the Stock Plan, Options and Rights are granted not only to the Executive Officers but to a selected number of managers and specialists as well as high potential employees, thus constituting an important motivational tool.

     The Corporation has always closely managed its grants with a view to keeping dilution to acceptable levels while maximizing shareholder value. The structure of the share purchase feature of the Stock Plan encourages the participants to hold the shares purchased thereunder for at least three years. In addition, the Corporation believes in transparency with respect to its Stock Plan, and in 2002 it was amongst the first companies to start expensing its stock options. Through its Normal Course Issuer Bid which has been renewed over the last few years, the Corporation attempts to repurchase in the market a number of common shares that is equivalent to the number of Options and Rights granted every year under the Stock Plan.

     In keeping with the Corporation’s desire to maintain its Stock Plan as a component of executive long-term compensation, the Board of Directors of the Corporation is proposing to further align the long-term interests of participants in the Stock Plan with those of the shareholders by linking the vesting of the Options with the performance of the Corporation’s Common Shares through the introduction of a new performance-based vesting mechanism where options will vest (become exercisable) only when the Corporation’s common share market price will equal or outperform one or more stock exchange indices, as determined from time to time by the H.R. Committee. On February 4, 2003, the H.R. Committee granted a number of Options using the new performance-based vesting feature. Such Options will vest in four increments of 25% on each anniversary date of the grant, provided the performance of the Corporation’s common share price between the date of the grant and the relevant anniversary date of the grant is equal to or exceeds the average performance of an index (the “Index”) composed as to 50% of the S&P 500 Materials (U.S.) Index and as to 50% of the S&P/TSX Materials (Canada) Index. The H.R. Committee retains the discretion to adopt other indices or performance-based vesting mechanisms to apply to future grants and options as circumstances evolve.

     The Corporation has also eliminated financial assistance for the exercise of Options for all eligible participants, and for the exercise of rights granted on or after February 4, 2003 for Executive Officers.

     The following table illustrates the Corporation’s burn rate, dilution rate and overhang rate over the last three years compared to the results of a survey conducted by a leading national remuneration consulting firm amongst 272 leading Canadian corporations comprised in the S&P/TSX index:

				Proposed	Survey	Survey
Domtar	2000	2001	2002	2003	Quartile	Average

Burn rate[1]	0.4%	1.0%	0.5%	0.5%	1st	5.7%
Dilution rate[2]	2.0%	2.0%	2.2%	2.7%	1st	7.1%
Overhang rate[3]	5.5%	4.4%	5.0%	5.0%	1st	16.5%

Source: Watson Wyatt 2002

(1)	total number of options granted in a year, divided by total number of common shares outstanding

(2)	total number of options outstanding not exercised, expressed as a percentage of the total number of outstanding shares

(3)	total number of options outstanding and number of options available under the Stock Plan to be granted in the future, expressed as a percentage of the total number of outstanding shares

     In order to accommodate anticipated growth of the Corporation’s business and in order to improve the Stock Plan’s flexibility over the next few years, it is also proposed to amend the Stock Plan to increase the reserve to 16,000,000 from 11,300,000 common shares for purposes of issuance as options and share purchase rights, or approximately 5% of the total number of common shares issued and outstanding calculated in accordance with the method utilized by the Canadian Coalition for Good Governance and which is within the threshold recommended by institutional investors.

     At the Meeting, shareholders will be asked to consider the proposed amendments, and if deemed appropriate, pass the resolution attached as Schedule A which needs to be approved by a majority of the votes cast at the Meeting.

NORMAL COURSE ISSUER BID

     On January 28, 2003, the Corporation filed with the Toronto Stock Exchange its application to purchase on the open market, between January 30, 2003 and January 29, 2004, up to a maximum of 10% of the Common Shares issued and outstanding not held by insiders, or 13,914,349 of its outstanding Common Shares. These purchases may be made through the facilities of the Toronto Stock Exchange in accordance with its policies on normal course issuer bids. The price which the Corporation pays for any Common Shares is the market price at the time of acquisition plus brokerage fees. Shareholders may obtain without charge a copy of the documents filed with the regulatory authorities concerning the purchases by writing to the Secretary of the Corporation.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

     The Corporation has purchased a Directors’ and Officers’ Liability Insurance policy for the benefit of the Corporation, its Directors and Officers against certain liabilities incurred by them in their capacity as Directors or Officers of the Corporation, subject to all the terms, conditions and exclusions of the policy. This insurance provides for an annual coverage of $100,000,000 combined limit for liability and reimbursement of payments. The amount of the premium paid by the Corporation in respect of the period from January 1, 2002 to December 31, 2002 was $384,425, approximately $19,221 of which is attributable to Directors as a group and approximately $19,221 of which is attributable to Officers as a group, the balance of approximately $345,983 being attributable to the Corporation. The deductible applicable to the Corporation is $500,000 for any occurrence and there is no deductible applicable to individual Directors and Officers.

APPOINTMENT OF AUDITORS

     PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton have served as external auditors of the Corporation since 1952 and 1982, respectively. It is proposed to appoint PricewaterhouseCoopers LLP as external auditors of the Corporation for 2003.

     In light of the growth and transformation of the Corporation since 1996, particularly with the Corporation’s increased presence in the United States as a result of the acquisition of four pulp and paper mills in 2001, the Board determined that the current arrangement of two audit firms did not respond to normal standards of flexibility, efficiency and costs required by the Corporation. In May 2002, the Board mandated the Audit Committee to launch a formal tender offer process to select one single audit firm for 2003 based on the more stringent disclosure and certification requirements and other governance standards adopted in the United States and Canada during 2002.

     The Board has approved the unanimous recommendation of the Audit Committee to appoint PricewaterhouseCoopers LLP because of their knowledge of the Corporation and of the pulp and paper industry in North America, the continuity of service, and their competitive rates.

     Accordingly, the Board of Directors recommends to the shareholders that Pricewaterhouse Coopers LLP be appointed as sole external audit firm of the Corporation for the year 2003. The appointment of PricewaterhouseCoopers LLP must be approved by a majority of the votes cast by the holders of the Common Shares.

     Attached to this Circular as Schedule B are copies of certain documents required by the regulatory authorities relating to the change of auditors, including a copy of the Notice of Change of Auditors. As indicated in this Notice, there have been no reportable events as defined in National Policy No C-31 adopted by the Canadian Securities Administrators and no reservations in the auditors’ reports rendered jointly by PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton on the Corporation’s financial statements for the two (2) most recently completed financial years, being the reports for the financial years ended December 31, 2001 and 2000.

AUDIT AND OTHER FEES

     Fees paid to PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton in 2002 for completion of the 2002 audit of the consolidated financial statements and related services amounted to $1,330,759; fees paid to PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton in 2002 for professional non-audit services amounted to $1,386,815.

APPROVAL BY DIRECTORS

     The Directors of the Corporation have approved the contents and the sending of this Management Proxy Circular.

(signed)

DATED at Montréal, Québec March 27, 2003	GILLES PHARAND, FCIS Senior Vice-President - Corporate Affairs, General Counsel and Secretary

SCHEDULE A

RESOLUTION REGARDING AMENDMENTS TO
THE EXECUTIVE STOCK OPTION AND SHARE PURCHASE PLAN

Upon motion duly seconded, it is hereby

RESOLVED:

“THAT the Corporation be and it is hereby authorized to amend the Executive Stock Option and Share Purchase Plan of the Corporation (the “Stock Plan”) , as follows:

1.	to introduce a performance-based vesting mechanism whereby the Options (as defined in the Stock Plan) granted on or after February 4, 2003 will vest provided the performance of the Corporation’s common share price is equal to or exceeds the average performance of an index composed of one or more stock exchange indices, as determined from time to time by the Human Resources Committee of the Board of Directors of the Corporation;

2.	to eliminate financial assistance for the exercise of Options for all eligible participants, and to provide that Executive Officers (as defined in the proxy circular under the heading Report on Executive Compensation) will no longer be eligible for the grant of Rights (as defined in the Stock Plan) with financial assistance on or after February 4, 2003;

3.	to increase to 16,000,000 from 11,300,000 the number of common shares of the Corporation reserved for issuance under the Stock Plan; and

THAT any director or officer of the Corporation be and is hereby authorized and directed to sign and deliver for and on behalf of the Corporation all such documents and perform all such acts as may be considered necessary or desirable to give effect to this resolution.”

Domtar Inc. 395, de Maisonneuve Ouest Monrtréal QC H3A 1L6 Canada	Domtar Inc. 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Canada

Tél.: (514) 848-5400	Tel.: (514) 848-5400

SCHEDULE B

NOTICE OF CHANGE OF AUDITORS

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries

Sirs:

PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton have historically both served as auditors of Domtar Inc. (the “Corporation”) since 1952 and 1982, respectively.

The Board of Directors and the Audit Committee of the Corporation have recently resolved to propose for re-appointment at the next annual meeting of shareholders only PricewaterhouseCoopers LLP as sole auditors of the Corporation. The Corporation hereby gives notice, pursuant to National Policy No. 31, as follows:

1.	The Corporation intends not to propose Raymond Chabot Grant Thornton for re-appointment at the next annual meeting of shareholders and to recommend only the re-appointment of PricewaterhouseCoopers LLP as sole auditors of the Corporation.

2.	There have been no reservations in the auditors’ reports, rendered jointly by PricewaterhouseCoopers LLP and Raymond Chabot Grant Thornton, for the two most recently completed financial years, being the reports for the financial years ended December 31, 2001 and 2000.

www.domtar.com

3.	The recommendation to change auditors as set forth above has been considered and approved by the Board of Directors and the Audit Committee of the Corporation.

4.	There have been no reportable events, as that term is defined in National Policy No. 31.

DATED at Montreal, Quebec this 14th day of January, 2003

Domtar Inc.

(Signed)

Per:     Gilles Pharand
            Senior Vice-President - Corporate Affairs,
            General Counsel and Secretary

Chartered Accountants General Partnership Member Firm of Grant Thornton International

January 14, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries

Madam, Sir,

Subject: Domtar Inc.

We are writing in accordance with section 4.11 of National Policy Statement No. 31 – Change of Auditor of a Reporting Issuer in connection with the change of auditors of Domtar Inc. (the “Corporation”). We hereby wish to advise that we are in agreement with the information contained in the Notice of Change of Auditors of the Corporation dated January 14, 2003, based on our knowledge of the information as at today’s date.

Yours truly,

(signed)

Raymond Chabot Grant Thornton

Suite 1900
National Bank Tower
600 de la Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone : (514) 878-2691
Fax : (514) 878-2127

PricewaterhouseCoopers LLP Chartered Accountants 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 (514) 205 5000 Facsimile +1 (514) 876 1502

January 14, 2003

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities (Prince Edward Island)
Securities Commission of Newfoundland & Labrador
Securities Registry (Northwest Territories)
Securities Registry (Yukon)
Nunavut Legal Registries

Dear Sirs:

Re:   Domtar Inc.

We are writing in accordance with section 4.11 of National Policy Statement No. C-31 Change of Auditor of a Reporting Issuer in connection with the change of auditors of Domtar Inc. (the “Corporation”). We hereby wish to advise that we are in agreement with the information contained in the Notice of Change of Auditors of the Corporation dated January 14, 2003, based on our knowledge of the information as at today’s date.

Yours truly,

(signed)

PricewaterhouseCoopers LLP

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

CONFIRMATION

     I, Louis P. Gignac, Director of Domtar Inc. (the “Corporation”) and Chairman of the Audit Committee, confirm that the Audit Committee of the Board of Directors of the Corporation has approved (i) the Notice of Change of Auditors of the Corporation dated January 14, 2003 (the “Notice”), (ii) the letter from Raymond Chabot Grant Thornton confirming its agreement with the information contained in the Notice, and (iii) the letter from PricewaterhouseCoopers LLP confirming its agreement with the information contained in the Notice.

DATED at Montreal, Quebec this 15th day of January, 2003

Domtar Inc.

(Signed)

Per: Louis P. Gignac

DOMTAR INC.
395 de Maisonneuve Blvd. West
Montréal, Québec
Canada H3A 1L6

UPON REQUEST TO THE SECRETARY OF THE CORPORATION AT THE ABOVE-MENTIONED ADDRESS, SECURITY HOLDERS OF THE CORPORATION MAY RECEIVE, FREE OF CHARGE, THE LATEST ANNUAL INFORMATION FORM, THE AUDITED COMPARATIVE FINANCIAL STATEMENTS AND THE PROXY CIRCULAR.

Computershare Trust
Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Use a black pen. Print in CAPITAL letters inside the grey areas as shown in this example.

Proxy Form — Annual and Special Meeting to be held on May 1, 2003

Notes to Proxy

1.	Every holder has the right to appoint some other person of his/her choice, who needs not be a holder, to attend and act on his/her behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse) and strike out the other names.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you must require documentation evidencing your power to sign the proxy with signing capacity stated.

3.	The form of proxy should be signed in the exact manner as the name appears on the proxy.

4.	If the form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.

•	Go to the following web site:	•	Complete, sign and date the reverse hereof.
	www.computershare.com/ca/proxy	•	Return this Proxy in the envelope provided.

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER	PROXY ACCESS NUMBER

If you vote by the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 5:00 p.m. Eastern Time, on April 30, 2003.

THANK YOU

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxy

The undersigned holder of Common Shares of Domtar Inc. (the “Corporation”) hereby appoints: Jacques Girard, the Chairman of the Board, or failing him, Raymond Royer, the President and Chief Executive Officer, or failing him, Gilles Pharand, the Secretary	OR	Print the name of the person you are appointing if this person is someone other than those designated the proxy of the undersigned, with powers of substitution, to attend, act at and vote for and on behalf of the undersigned any and all of the Common Shares of the Corporation held of record by the undersigned on March 20, 2003 at the Annual and Special Meeting of the holders of Common Shares to be held in the City of Montréal, Province of Québec, Canada, on May 1, 2003, and at any adjournment thereof and including, without limiting the general authorization and power hereby given:

1. Election of Directors
	For	Withhold
to vote FOR or WITHHOLD from voting with respect to the election of the directors

2. Appointment of Auditors
	For	Withhold
to vote FOR or WITHHOLD from voting with respect to the appointment of the auditors

3. Resolution amending the Executive Stock Option and Share Purchase Plan
	For	Against
to vote FOR or AGAINST the resolution amending the Executive Stock Option and Share Purchase Plan and to vote at the discretion of such proxy in respect of amendments to the foregoing or on such other matters as may properly be brought before the Annual and Special Meeting.

The Common Shares represented by this proxy will be voted or withheld from voting as specified but, if no specification is made, the Common Shares will be voted FOR each matter.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting and ratifies all that said proxy may do by virtue hereof. Please give full title when signing as attorney, executor, administrator, trustee or guardian.

Signature(s)	Date - Day Month Year

Quarterly Financial Statements Request

Mark this box if you would like to receive Quarterly Financial Statements by mail.

If you do not mark the box, or do not return this form, then it will be assumed you do NOT want to receive Quarterly Financial Statements.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC. (Registrant)

Date: March 27, 2003.	By	/s Razvan L. Theodoru Assistant Secretary